

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

<u>Mail Stop 3561</u>

August 8, 2006

Mr. Michael Timms
CEO, President and Chairman
4/95 Salmon Street
Port Melbourne, Victoria
Australia, 3207

> **Re: Multi-Tech International, Corp.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed May 19, 2006**
> **Form 10-Q for the quarter ended March 31, 2005**
> **Filed June 22, 2006**
> **File No. 0-25909**

Dear Mr. Timms:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005
Name Change

1.   If the company has officially changed its name from Multi-Tech International to
        Australian Forest Industries, it should implement that change into EDGAR through
        the https://www.edgarfiling.sec.gov/ website. Please use your EDGAR CIK/CCC
        to make the change, which will take effect the next time that you file. Please
        contact Filer Support for assistance at (202) 551-8900.

Item 6, Management's Discussion and Analysis, page 6

2.   Please expand the discussion of revenues discuss revenue earned from different
        types of products and quantify the amount of sales relative to each. Discuss the
        company's customary terms of sales and revenue recognition policies. Explain the
        reasons for changes in revenues from year to year including changes in quantities
        and prices, as applicable.

3.   Please discuss further the reasons for the increase in costs of good sold for the
        twelve months ended December 31, 2005. General costs should be classified
        within operating expenses rather than costs of goods sold.

4.   Please expand your discussion of liquidity and capital resources to address the
        company's increasing working capital deficit. Explain how the company has
        historically paid for its current and long term liabilities and indicate if any amounts
        are past due.

Financial Statements, page F-1
Audit Report, page F-1

5.   We note that the financial statements have been restated and that the report is dated
        prior to the date of the financial statements. Please discuss with your auditor and
        revise the report to reference the restatement of the financial statements, and to
        correct the date of the report. In addition, revise the financial statements to provide
        the restatement disclosures required by paragraph 37 of APB 20.

Balance Sheet, page F-2

6.   Please disclose the material terms of the $273,175 receivable from related parties at
        December 31, 2005 in the footnotes to the financial statements.

Consolidated Statements of Operations, page F-3

7.   To the extent not disclosed in Note K, please provide a note to the financial
        statements to disclose the nature and components of other income. It appears that
        gains from the sale and leaseback transaction should be included in determining
        operating income. Please revise.

Consolidated Statements of Cash Flows, page F-4

8.   We note the line item "disposition of capital assets". Please revise your disclosure
        so that the amount represents the cash proceeds received, and any gain or loss upon
        disposition is shown as a reconciling item with the operating section of the
        statement. We note that material disposal gains are shown on the statement of
        operations but not on the statement of cash flows.

Statements of Changes in Stockholders' Equity, page F-5

9.   The columns in the statements of changes in stockholders' equity appear to be
        misaligned in the EDGAR version of your document. Please revise so that totals
        will foot and agree to the other financial statements.

10.   Please provide a note to the financial statements explaining the ($5,307,400) due to
        Timbermans investment in the company during the year ended December 31, 2004,
        as disclosed in the statement of stockholders' equity and cash flows.

Note A – Accounting Policies, page F-8

11.   Please revise the company's revenue recognition policy in Note A to address each
        of the criteria in Staff Accounting Bulletin Topic 13:A:1. It is not clear why
        revenues would be recognized when products are shipped from the company's
        facilities rather than when title passes to the ultimate customer upon delivery.

Note B – Variable Interest Entities, page F-8

12.   Please tell us how you determined that Timbermans Group Pty. Ltd. is a variable
        interest entity as defined by FIN 46(R), and how you determined that Timbermans
        should be consolidated in your financial statements. We note your disclosure that
        Timbermans is a holding company that owns the majority of your common stock.
        Typically, a majority owner would consolidate the subsidiary in its financial
        statements, but the financial statements of the subsidiary would not consolidate the

majority owner. Please explain in detail how you evaluated FIN 46(R) to determine that Timbermans should be consolidated in your financial statements.

Note E – Related Party Transactions, page F-9

13.   Please clarify in Note E whether the Timbermans Group (now consolidated with the registrant) paid cash to obtain the Long-Term Log Supply Contract. If the transaction was for cash, it appears the acquisition of the contract should be shown in the body of the statements of cash flow. If the transaction was non-cash, it should be listed in a separate schedule of non-cash investing and financing activities, and Note E should explain how and why the transaction was valued and recorded in the financial statements. Please revise.

Note F – Short Term Borrowing, page F-10

14.   In the second paragraph, please explain the terms and conditions of the company's $780,000 bank guarantee with the South Wales government and explain how the transaction is reflected in the financial statements.

15.   Please disclose the terms and conditions of each of the instruments mentioned in the third and fourth paragraphs including the mortgage debentures, fixed charge over receivables, term deposit letter, master lease agreement, guarantee and indemnity, and letter of subordination.

Note K – Sale-Leaseback Transaction, page F-11

16.   Please revise your disclosure to state the material terms of the sale-leaseback transaction, along with the accounting treatment for the transaction and the specific accounting literature on which this conclusion was based. File the agreements relating to the sale-leaseback transaction as material contract exhibits in accordance with Item 601 of Regulation S-B.

Item 8, Change of Accountants, page 9

17.   It does not appear that you have filed an Item 4.01 Form 8-K to disclose the information specified in Item 304 of Regulation S-B regarding your January 2005 change of accountants from Michael Johnson & Co., LLC to Meyler & Company LLC. Please file the required disclosures as soon as possible.

Item 8A, Disclosure Controls and Procedures, page 9

Mr. Michael Timms
Multi-Tech International, Inc.
August 8, 2006
Page 5

18.   We note your statement that "disclosure controls and procedures, no matter how
        well designed and implemented, can provide only reasonable assurance of
        achieving an entities disclosure objectives". Please revise to state clearly, if true,
        that your disclosure controls and procedures are *designed* to provide reasonable
        assurance of achieving their objectives and that your principal executive officer and
        principal financial officer concluded that your disclosure controls and procedures
        are, or are not, effective at that reasonable assurance level. In the alternative,
        remove the reference to the level of assurance of your disclosure controls and
        procedures. Please refer to Section II.F.4 of Management's Reports on Internal
        Control Over Financial Reporting and Certification of Disclosure in Exchange Act
        Periodic Reports, SEC Release No. 33-8238, available on our website at
        http://www.sec.gov/rules/final/33-8238.htm.

Exhibits 31.1 and 31.2, Section 302 Certifications

19.   We note multiple differences between the language of your certifications and the
        language that is required by Item 601(b)(31) of Regulation S-B. Please revise your
        certifications accordingly. To the extent that additional disclosures are required to
        make the certifications accurate, provide such disclosures under Item 8A.
        Specifically, we note the following differences between your disclosure and the
        required language:

    •   The last phrase in paragraph 1 should refer to "this report", rather than "this
        quarterly report". In addition, your disclosures in paragraphs 2-5 should be revised
        to reference "this report" rather than "this annual report".

    •   Paragraph 4 should be revised to refer to the correct citation for the definition of
        disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-
        15(e).

    •   Paragraphs 4(b) and 4(c) should be combined and revised to state that you have
        evaluated the effectiveness of the registrant's disclosure controls and procedures
        and presented your conclusions about the effectiveness of the disclosure controls
        and procedures as of the end of the period covered by the report (not within a date
        within 90 days of the filing date).

    •   Paragraph 4(d) is omitted which should indicate that you have disclosed in the
        report any change in the registrant's internal control over financial reporting that
        occurred during the registrant' most recent fiscal quarter (the registrant's fourth
        fiscal quarter in the case of an annual report) that has materially affected, or is

reasonably likely to materially affect, the registrant's internal control over financial reporting.

- Paragraph 5(a) should state that *all material weaknesses*, as well as significant deficiencies, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information, have been disclosed.

- Paragraph 6 should be deleted.

20.   The comments in the above section regarding management's certifications also apply to the company's Form 10-QSB for the quarter ended March 31, 2006. Please revise your disclosures accordingly.

March 31, 2006 Form 10-QSB
Management's Discussion and Analysis

21.   Please revise to provide Item 2 – Management's Discussion and Analysis (information required by Item 303 of Regulation S-B).

Controls and Procedures

22.   Please revise to provide Item 3 - Controls and Procedures, including the disclosures specified in Items 307 and 308(c) of Regulation S-B.

Financial Statements

23.   Please provide a note to the financial statements disclosing the adoption of SFAS 123R including the related effects and any required pro forma disclosures, or explain why you believe that no revisions are required.

1934 Act Periodic Reports

24.   We note that no filings were made under Item 4.02 of Form 8-K relating to the restatements to the previously filed financial statements. Please file the required disclosures under Item 4.02 of Form 8-K as soon as possible.

25.   Please tell us all of the periods that were affected by the restatements, including quarterly periods, and when you intend to file amended reports covering each of those periods.

26.   We note disclosures throughout your 10-KSB regarding various agreements that
        appear to be material to your business, but which have not been filed as material
        contract exhibits in accordance with Item 601 of Regulation S-B. For example, we
        note various lease and debt agreements. Please tell us how you evaluated each
        significant agreement disclosed in the filing, and file any material contracts as
        exhibits to your next periodic report on Form 10-QSB.

Closing Comments

27.   We urge all persons who are responsible for the accuracy and adequacy of the
        disclosure in the filing to be certain that the filing includes all information required
        under the Securities Exchange Act of 1934 and that they have provided all
        information investors require for an informed investment decision. Since the
        company and its management are in possession of all facts relating to a company's
        disclosure, they are responsible for the accuracy and adequacy of the disclosures
        they have made. In connection with responding to our comments, please provide,
        in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendments and
responses to our comments. You may contact Maureen Bauer at 202-551-3237 or Carlton

Tartar, Assistant Chief Accountant at 202-551-3387 if you have questions. In this regard, please do not hesitate to contact the undersigned of John Reynolds, Chief at 202-551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies